UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited is incorporating by reference the information set forth in this Form 6-K (except for the first paragraph and transcript referred to in that paragraph) into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

Further to the prior announcement earlier today by MakeMyTrip Limited (“MakeMyTrip”) of its proposed acquisition of Ibibo Group Holdings (Singapore) Pte. Ltd.(“ibibo Group), MakeMyTrip hosted a call with analysts and investors regarding the transaction. The transcript of this call has been made available to the public on MakeMyTrip’s website at http://investors.makemytrip.com

In connection with the transaction, the following MakeMyTrip shareholders have each entered into Voting Agreements (the “Voting Agreements”) with ibibo Holdings: (i) SB Asia Investment Fund II L.P. (“SAIF”), (ii) Travogue Electronic Travel Private Limited, Deep Kalra and Rajesh Magow (collectively, the “Founders”) and (iii) Ctrip.com International, Ltd.(“Ctrip”) Pursuant to its respective Voting Agreement, each such shareholder has generally agreed to vote its shares in favor of the Transaction and to take certain other actions in furtherance of the transactions contemplated by the Transaction Agreement.

Under their respective Voting Agreements, Ctrip and the Founders, who collectively beneficially own approximately 26% of MakeMyTrip shares, have agreed to certain transfer restrictions until the shareholder vote for this transaction. SAIF, who beneficially owns 11.8% of MakeMyTrip shares, however, is not subject to such transfer restrictions. The foregoing percentages are calculated based on 41,679,735 shares outstanding as of October 18, 2016 and 9,857,028 shares that will be issued upon the conversion of the convertible note by Ctrip described below. The transaction requires the affirmative vote of at least a majority of the shares present in person or by proxy at the meeting to be convened for the purpose of obtaining shareholder approval.

In connection with the transaction, Ctrip has also agreed to convert its convertible note issued pursuant to the Convertible Notes Purchase Agreement, dated January 7, 2016, among MakeMyTrip and Ctrip into ordinary shares of MakeMyTrip prior to the record date, and to vote such ordinary shares in favor of the Transaction.

Important Information For Investors And Shareholders

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the shareholders of MakeMyTrip for their consideration. MakeMyTrip will provide a proxy statement to its respective shareholders for consideration of the proposed transaction. Investors and security holders are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about MakeMyTrip, ibibo Group and the proposed transaction. Investors and security holders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about MakeMyTrip and the transaction free of charge at the SEC’s Web Site at http://www.sec.gov. In addition, the proxy statement, the SEC filings that will be incorporated by reference in the proxy statement and the other documents filed with the SEC by MakeMyTrip may be obtained free of charge by directing such request to Jonathan Huang, Vice President – Investor Relations at Jonathan.Huang@makemytrip.com or +1 (917) 769-2027.

MakeMyTrip and its directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction from the shareholders of MakeMyTrip. Information about the directors and executive officers of MakeMyTrip is set forth in MakeMyTrip’s annual report on Form 20-F, which was filed with the SEC on June 14, 2016. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Special Notice Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of ibibo Group by MakeMyTrip, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; MakeMyTrip’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; (ii) the inability to complete the transaction due to the failure to obtain the required shareholder approval; (iii) the inability to satisfy the other conditions specified in the transaction agreement, including without limitation, the receipt of necessary governmental or regulatory approvals required to complete the transaction; (iv) the inability to successfully integrate the businesses of MakeMyTrip and ibibo Group or to integrate the businesses within the anticipated timeframe; (v) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer or supplier loss and employee retention as a result of the announcement and consummation of such transactions; (vi) the inability to recognize the anticipated benefits of the combination of MakeMyTrip and ibibo Group, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (vii) the outcome of any legal proceedings that may be instituted against MakeMyTrip, ibibo Group or others following announcement of the transaction; and (viii) the possibility that MakeMyTrip or ibibo Group may be adversely affected by other economic, business, and/or competitive factors.

Additional information concerning these and other important factors can be found within MakeMyTrip’s filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors. The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of MakeMyTrip to disclose material information in accordance with law, MakeMyTrip does not undertake any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2016

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra

Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer